UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42550

Micropolis Holding Company

(Registrant’s Name)

Warehouse 1, Dar Alkhaleej Building

Dubai Production City, Dubai, UAE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Agreement and Unregistered Sale of Equity Securities.

On August 21, 2025, Micropolis Holding Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement) with Streeterville Capital, LLC (the “Investor”), pursuant to which the Company received $5,000,000 in consideration of the issuance of:

●	a convertible promissory note (the “Note”) in the original principal amount of $5,430,000; and

●	a warrant (the “Warrant”) to purchase 5,000,000 ordinary shares (“Ordinary Shares”) of the Company (the “Warrant Shares”).

The transactions contemplated under the Securities Purchase Agreement closed on August 21, 2025.

The Note, issued on August 21, 2025, bears interest at 8% per annum, calculated on a 360-day year with daily compounding, payable on the maturity date of October 21, 2026. The Note is convertible into Ordinary Shares (the “Conversion Shares”) at the Investor’s option, subject to the terms of the Securities Purchase Agreement. If a registration statement registering the resale of the Conversion Shares and Warrant Shares is not declared effective by the U.S. Securities and Exchange Commission (“SEC”) within 90 days of August 21, 2025, the Note’s outstanding balance will increase by 1% on such 90th day and by an additional 1% for each subsequent 30-day period until the date that is six months from August 21, 2025, if the registration statement remains ineffective.

The Warrant, issued on August 21, 2025, grants the Investor the right to purchase up to 5,000,000 Ordinary Shares at any time from the earlier of (i) the date the registration statement is declared effective by the SEC, or (ii) February 21, 2026 (six months from the issue date), until the expiration date specified in the Warrant. If the registration statement is not effective by February 21, 2026, the Investor may elect a cashless exercise for the Warrant Shares during the exercise period.

Pursuant to the Securities Purchase Agreement, the Company is obligated to file a Form F-1 Registration Statement with the SEC within 30 days of August 21, 2025, to register at least 7,100,000 Ordinary Shares for the Investor’s resale of the Conversion Shares and Warrant Shares.

Additionally, on August 21, 2025, Micropolis Digital Development FZ-LLC, a UAE limited liability company and a subsidiary of the Company (the “Guarantor”), entered into a Guaranty in favor of the Investor. The Guaranty unconditionally guarantees the prompt payment and performance of all obligations under the Note, the Securities Purchase Agreement, and related transaction documents, including any related costs and expenses such as attorneys’ fees incurred by the Investor in connection with enforcement.

The securities described above were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. The Investor is an accredited investor which has purchased the securities as an investment in a private placement that did not involve a general solicitation. The Ordinary Shares to be issued upon the conversion of the Note or the exercise of the Warrants have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements. This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the Notes, the Warrant, and the Guaranty attached hereto as Exhibits 10.1, 10.2, 10.3, and 10.4, respectively, each of which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement dated August 21, 2025
10.2	Convertible Promissory Note dated August 21, 2025
10.3	Warrant dated August 21, 2025
10.4	Guaranty dated August 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micropolis Holding Company

Date: September 2, 2025	By:	/s/ Fareed Aljawhari
	Name:	Fareed Aljawhari
	Title:	Chief Executive Officer

2